Filed Pursuant to Rule 424(b)(3)
Registration No. 333-135545

PROSPECTUS SUPPLEMENT No. 2 dated June 12, 2008
(To prospectus dated June 30, 2006, as supplemented by prospectus supplement dated April 21, 2008)

JetBlue Airways

42,589,347 Shares of
Common Stock

This prospectus supplement adds the following Recent Developments section to page S-1 under “JetBlue Airways Corporation,” and amends the statements set forth under the caption “Experts” on page S-7, as set forth further below, of the Prospectus Supplement dated April 21, 2008 to the Prospectus dated June 30, 2006.

Recent Developments

On April 22, 2008, we stated that we were considering a range of strategic alternatives for our LiveTV business, which provides in-flight entertainment systems and data connectivity services for commercial aircraft operated both by us and by third parties. We further stated that it might be a few quarters until we have prioritized our options regarding these alternatives. Morgan Stanley is serving as our financial advisor. We cannot predict the outcome of our consideration, or whether it will result in the occurrence of any transaction.

In addition, as previously disclosed, we use several credit card processing companies to process ticket sales on credit cards. Our agreements with them provide for deposits or holdbacks from card proceeds in certain circumstances. We have entered into ongoing discussions with one of our primary credit card processors that, while not finalized, we believe will result in a requirement to post, as security for its exposure, a portion of our air traffic liability in an initial amount of approximately $30-$35 million either in the form of cash or a letter of credit. We further anticipate, as part of these discussions, that the processor will provide us with financial and other credit criteria currently used to establish its security requirements.

Furthermore, also as previously disclosed, our business is highly dependent on the price and availability of fuel. Since March 31, 2008, market prices for oil have continued to increase, reaching record levels and driving jet fuel prices higher. Although our hedging activities partially protect us against significant increases in fuel prices, such increases cause our expenses to increase, and, if current levels are sustained, would adversely affect our results and financial condition.

The information set forth below supersedes in its entirety the information appearing under the caption “Experts” on page S-7 of the Prospectus Supplement dated April 21, 2008 to the Prospectus dated June 30, 2006:

“Experts

The consolidated financial statements of JetBlue Airways Corporation appearing in JetBlue Airways Corporation’s Annual Report (Form 10-K)  for the year ended December 31, 2007 (including the schedule appearing therein) and the effectiveness of JetBlue Airways Corporation’s internal control over financial reporting as of December 31, 2007, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.”